U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	AuRico Gold Inc.

B.	(1)	This is [check one]:

	[ ]	an original filing for the Filer

	[X]	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	AuRico Gold Inc.

Form type:	Registration Statement on Form F-10

File Number (if known):	333-177404

Filed by:	AuRico Gold Inc.

Date Filed
(if filed concurrently, so indicate):	October 19, 2011

D.	Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Telephone: (647) 260-8880.

E.

Filer designates and appoints CT Corporation System., 111 Eighth Avenue, New York, New York 10011, Telephone: (212) 894-8700 as the agent (the "Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities registered or qualified by the Filer on Form F-10 on October 19, 2011 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the forms, schedules, and offering statements described in General Instructions I.(a), I. (b), I.(c), I.(d) and I.(f) of this Form, as applicable, the securities to which such forms, schedules and offering statements relate and the transaction in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada.

AuRico Gold Inc.

By: s/Trent Mell
        Name: Trent Mell
        Title: Executive Vice President, Corporate Affairs

Dated: September 27, 2013

This statement has been signed by the following person in the capacity and on the date indicated:

CT Corporation System
(Agent for Service)

By: /s/Danijela Byers
        Name: Danijela Byers
        Title: Assistant Secretary

Dated: September 27, 2013